ECHO HEALTHCARE ACQUISITION CORP.

8000 Towers Crescent Drive, Suite 1300

Vienna, Virginia 22182

March 15, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Facsimile No.: (202) 772-9209

Attention: Jay Ingram, Esq.

Re:	Echo Healthcare Acquisition Corp.
Registration Statement on Form S-1 filed March 8, 2006
Registration Number 333-126650

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Echo Healthcare Acquisition Corp. (“Echo”) hereby requests acceleration of the above-referenced Registration Statement to 8:00 a.m., Eastern Standard Time, on Friday, March 17, 2006 or as soon thereafter as is practicable.

In connection with the foregoing request, Echo hereby acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Echo from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	Echo may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please do not hesitate to contact Michael J. Delaney, Esq. at 404-572-6912 or the undersigned at 949-752-2121.

ECHO HEALTHCARE ACQUISITION CORP.

By:	/s/ Kevin W. Pendergest
Kevin W. Pendergest
Chief Financial Officer

Morgan Joseph & Co. Inc.

600 Fifth Avenue, 19th Floor

New York, New York 10020

March 15, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. John Reynolds

Re:	Public Offering of Echo Healthcare Acquisition Corp.
(Registration Statement No. 333-126650) (the “Registration Statement”)

Dear Mr. Reynolds:

In connection with the public offering of Echo Healthcare Acquisition Corp. (the “Registrant”) referred to above, we hereby advise you, as representative of the underwriters (the “Underwriters”) that the Preliminary Prospectus, dated February 24, 2006, in connection with the Registration Statement was distributed approximately as follows:

900	to the Underwriters;
475	to prospective underwriting syndicate members;
475	to prospective dealers; and
1,150	to prospective investors and others.
3,000	Total

We hereby join in the request of the Registrant that Registration Statement be made effective at the time requested by the Registrant, on March 17, 2006, 8:00 a.m. Eastern Standard Time, or as soon as practicable thereafter.

On behalf of the Underwriters, we hereby confirm that we will make delivery of preliminary prospectuses complying with Rule 430 under the Securities Act of 1933 and of final prospectuses, all as required under the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

Morgan Joseph & Co. Inc.

By:	/s/ Mary Lou Malanoski_
Name: Mary Lou Malanoski
Title:	Executive Vice President